UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                                FORM 11-K


(Mark One)

      ( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 2004

                                   OR

      (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


             For the transition period from ______ to ______



                      Commission file number 1-9788



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             LANDAUER, INC.
         ------------------------------------------------------
         (Exact Name of Registrant as Specified in its Charter)



        2 Science Road, Glenwood, Illinois            60425
      ----------------------------------------      ----------
      (Address of Principal Executive Offices)      (Zip Code)



                             (708) 755-7000
          ----------------------------------------------------
          (Registrant's Telephone Number, Including Area Code)

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                      INDEX TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089


                                                              Page(s)
                                                              -------

Report of Independent Registered Public Accounting Firm . . . .     1


Financial Statements:

    Statements of Net Assets Available for Benefits
      December 31, 2004 and 2003. . . . . . . . . . . . . . . .     2

    Statement of Changes in Net Assets Available For Benefits
      For the Year Ended December 31, 2004. . . . . . . . . . .     3

    Notes to Financial Statements . . . . . . . . . . . . . . .     4


Supplemental Schedules:

    Schedule of Delinquent Participant Contributions
      For the Year Ended December 31, 2004
      Form 5500, Schedule H, Part IV, Line 4a . . . . . . . . .     9

    Schedule of Assets (Held at End of Year)
      as of December 31, 2004
      Form 5500, Schedule H, Part IV, Line 4i . . . . . . . . .    10

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Compensation Committee
Landauer, Inc. 401(k) Retirement Savings Plan
Glenwood, Illinois


We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions and schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.




                             /s/ Crowe Chizek and Company LLC



Oak Brook, Illinois
June 30, 2005

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089



                                                  2004         2003
                                               ----------   ----------

ASSETS
  INVESTMENTS, AT FAIR VALUE (NOTE D) . . .    $8,009,381   $6,905,389

RECEIVABLES
  Accrued income. . . . . . . . . . . . . .        16,694        --
  Employer contributions. . . . . . . . . .            35        --
  Participants' contributions . . . . . . .         2,920        --
                                               ----------   ----------

                                                   19,649        --
                                               ----------   ----------

    Total assets. . . . . . . . . . . . . .     8,029,030    6,905,389
                                               ----------   ----------

LIABILITIES . . . . . . . . . . . . . . . .         --           --
                                               ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS . . . . .    $8,029,030   $6,905,389
                                               ==========   ==========






































The accompanying notes are an integral part of these financial statements.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE YEAR ENDED DECEMBER 31, 2004
                     PLAN NUMBER 003, EIN 06-1218089



ADDITIONS TO NET ASSETS
  Contributions:
      Employer. . . . . . . . . . . . . . . . . . . . . .   $  116,884
      Participants. . . . . . . . . . . . . . . . . . . .      603,106
  Participant rollovers . . . . . . . . . . . . . . . . .        5,434
  Interest, dividends, & capital gain distributions . . . 161,845 Realized and unrealized appreciation on
    investments . . . . . . . . . . . . . . . . . . . . .      697,879
  Other income. . . . . . . . . . . . . . . . . . . . . .          164
                                                            ----------

          Total Additions . . . . . . . . . . . . . . . .    1,585,312
                                                            ----------


DEDUCTIONS FROM NET ASSETS
  Payments to participants. . . . . . . . . . . . . . . .      459,121
  Administrative expenses . . . . . . . . . . . . . . . .        2,550
                                                            ----------

          Total Deductions. . . . . . . . . . . . . . . .      461,671
                                                            ----------

          Net Increase. . . . . . . . . . . . . . . . . .    1,123,641

Net Assets Available for Benefits,
  Beginning of Year . . . . . . . . . . . . . . . . . . .    6,905,389
                                                            ----------

Net Assets Available for Benefits,
  End of Year . . . . . . . . . . . . . . . . . . . . . .   $8,029,030
                                                            ==========





























The accompanying notes are an integral part of these financial statements.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089


A.    DESCRIPTION OF THE PLAN

      The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the Company) who are not covered by a collective bargaining agreement and who are least 21 years of age and completed six months of service, as defined by the Plan.

      Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS

      Each plan participant may make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service.

      The Company matches $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's salary reduction contribution, and allocations of (a) the Company's matching contribution and (b) account earnings. The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently these investments include Landauer, Inc. common stock, three Van Kampen Investment Funds, Davis Opportunity Fund, five Morgan Stanley Investment Funds, Calvert Income Fund, Oppenheimer Quest Balanced Value Fund, and ING International Value Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      A participant is 100% vested at all times in his or her account that represents the salary reduction contributions and any rollover amount accepted by the Plan on his or her behalf. Additionally, a participant is 100% vested at all times in the employer match.

      PARTICIPANT LOANS

      Participants may borrow from $1,000 to $50,000, or fifty percent of their account balance, whichever is less. Any loan is secured by the balance in the participant's account and bears interest at 1% over the prime rate at the time the loan is requested. Loans are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089



      PAYMENTS OF BENEFITS

      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal or substantially equal annual installments payable over the participant's life expectancy.

      In-service withdrawals are allowed after a participant has reached 591/2 years of age.


B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CHANGE IN ACCOUNTING METHOD

      Effective with the year ended December 31, 2004, the Company changed its basis of reporting for the financial statements of the Plan from the modified cash basis of accounting to the accrual basis of accounting. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as received, and payments and contributions are recorded as the cash is paid or received. No restatements of the 2003 financial statement was required, as the change in basis of accounting from the modified cash basis to the accrual basis had no material effect on the net assets available for benefits as of December 31, 2003.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan assets are stated at market value, with related gains and/or losses (both realized and unrealized) being reflected as an increase or decrease in net assets available for benefits. Quoted market prices are used to value all investments other than participant loans and money market funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans and money market funds are carried at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in mutual funds, stocks, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089



      As of December 31, 2004 and 2003, approximately 22% and 23%, respectively, of the Plan's net assets were invested in Company common stock through the Landauer Stock Fund.

      BENEFIT PAYMENTS

      Benefit payments are recorded when paid.

      RECLASSIFICATIONS

      Certain reclassifications have been made in the financial statements for comparative purposes. These reclassifications have no effect on the results of operations or financial position.


C.    PARTY-IN-INTEREST TRANSACTIONS

      Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Morgan Stanley, the Plan's investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these investments at December 31, 2004 and 2003 was $1,568,908 and $1,403,253, respectively. ADP provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $2,550 for the year ended December 31, 2004.

      The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2004 and 2003 was 39,127 shares and 39,051 shares, respectively. The value of these shares at December 31, 2004 and 2003 was $1,788,104 and $1,592,506, respectively. Dividends of $78,971 were paid on these shares for the year ended December 31, 2004.

      The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $206,670 and $152,952 at December 31, 2004 and 2003, respectively.


D.    INVESTMENTS

      The following presents investments that represent 5% or more of the plan's net assets.

                                                  December 31,
                                                2004         2003
                                             ----------   ----------
      Landauer Common Stock . . . . . . .    $1,788,104   $1,592,506
      Davis Growth Opportunity Fund . . .     1,316,177    1,180,940
      Van Kampen Growth & Income Fund . .     1,073,478      994,725
      Morgan Stanley S & P 500 Index Fund       511,502      471,746
      Calvert Income Fund . . . . . . . .       502,328      360,799
      Van Kampen Comstock Fund. . . . . .       488,418      299,120
      Van Kampen Emerging Growth Fund . .       481,434      492,292
      Morgan Stanley Liquid Asset Fund. .       442,349      383,852
      Oppenheimer Quest Balanced
        Value Fund. . . . . . . . . . . .       403,921      347,981

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089



      During 2004, the Plan's investments (including those bought, sold, and held during the year) appreciated in fair value as follows:

      Mutual funds. . . . . . . . . . . . . . . . . $  496,928
      Common stock. . . . . . . . . . . . . . . . .    200,951
                                                    ----------
                                                    $  697,879
                                                    ==========


E.    INCOME TAX STATUS

      The Internal Revenue Service issued a determination letter dated
      May 3, 2002, stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receipt of the determination letter, however, the plan administrator believes that the Plan continues to be a qualified plan and the related trust is exempt from income taxes as of the financial statement dates.


F.    PROHIBITED TRANSACTION - LATE REMITTANCE

      During 2004, the Plan inadvertently engaged in a prohibited transaction by late remittance of participant deferrals which is an operational deficiency in the plan's compliance with the applicable qualification sections of the Internal Revenue Code. Management has indicated its intent to address this issue and correct the effects of the transaction in accordance with the procedures prescribed by the Internal Revenue Service, and does not believe there will be any effect on the plan's financial position.


G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


H.    PLAN AMENDMENT

      Effective in 2004, the Plan was amended to utilize a feature referred to as negative elections, under which any participant that becomes eligible to participate in the Plan receives notice from the plan administrator that they may elect to participate. If no contribution and investment election is received by the plan administrator, a specified percentage automatically will be deducted from the eligible employee's pay and invested in an investment fund designated by the appropriate Plan fiduciary.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS -- DECEMBER 31, 2004 AND 2003
                     PLAN NUMBER 003, EIN 06-1218089


I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500:

                                                2004         2003
                                             ----------   ----------

      Net assets available for benefits
        per the financial statements. . .    $8,029,030   $6,905,389
      Receivables:
        Rounding difference . . . . . . .             1        --
        Employer contributions. . . . . .           (35)       --
        Participants' contributions . . .        (2,920)       --
                                             ----------   ----------

      Net assets available for benefits
        per the Form 5500 . . . . . . . .    $8,026,076   $6,905,389
                                             ==========   ==========

      The following is a reconciliation of the 2004 increase in net assets per the financial statements to the increase in net assets per the 2004 Form 5500:

      Increase in net assets per the
        financial statements. . . . . . .    $1,123,641
      Employer contributions receivable .           (35)
      Participants' contributions
        receivable. . . . . . . . . . . .        (2,920)
      Rounding difference . . . . . . . .             1
                                             ----------

      Increase in net assets per the
        Form 5500 . . . . . . . . . . . .    $1,120,687
                                             ==========

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
            SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                  FOR THE YEAR ENDED DECEMBER 31, 2004
                      PLAN SPONSOR: LANDAUER, INC.
                     PLAN NUMBER 003, EIN 06-1218089
                 FORM 5500, SCHEDULE H, PART IV, LINE 4a



Participant Contributions of the Current Plan
  Year Not Deposited Into the Plan Within the
  Time Period Described in 29 CFR 2510.3-102. . . . . .   $    2,920

Plus:  Delinquent Deposits of Prior Year
  Participant Contributions Not Corrected Prior
  to the Current Plan Year. . . . . . . . . . . . . . .        --
                                                          ----------

Total Delinquent Participant Contributions
  (line 4a of Schedule H) . . . . . . . . . . . . . . .        2,920

Less:  Amount fully corrected under the DOL's
  Voluntary Fiduciary Correction Program (VFC Program)
  and PTE 2002-51 . . . . . . . . . . . . . . . . . . .        --
                                                          ----------

Delinquent Deposits of Participant Contributions
  Constituting Nonexempt Prohibited Transactions (1). .   $    2,920
                                                          ==========



  (1)  Of this amount $2,920 is pending correction under the VFC Program.

                                 LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                            AS OF DECEMBER 31, 2004
                                         PLAN SPONSOR: LANDAUER, INC.
                                        PLAN NUMBER 003, EIN 06-1218089
                                    FORM 5500, SCHEDULE H, PART IV, LINE 4i


(a)   (b)                          (c)                                                 (d)            (e)
                                                                                                    CURRENT
      IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                          COST**         VALUE
      -----------------            -------------------------                          ------        -------

                                   LANDAUER STOCK FUND:
*     Landauer, Inc.               Common stock                                          n/a    $1,788,104
*     State Street Bank & Trust    Short Term Investment Fund                            n/a        61,494
                                                                                                ----------
                                                                                                 1,849,598

                                   MUTUAL FUNDS:
      Van Kampen                   Growth & Income Fund                                  n/a     1,073,478
      Van Kampen                   Emerging Growth Fund                                  n/a       481,434
      Van Kampen                   Comstock Fund                                         n/a       488,418
      Davis Funds                  Growth Opportunity Fund                               n/a     1,316,177
*     Morgan Stanley               Special Value Fund                                    n/a       360,605
*     Morgan Stanley               U.S. Government Securities                            n/a       182,741
*     Morgan Stanley               S&P 500 Index Fund                                    n/a       511,502
*     Morgan Stanley               American Opportunities Fund                           n/a        10,218
*     Morgan Stanley               Liquid Asset Fund                                     n/a       442,349
      Calvert Funds                Calvert Income Fund                                   n/a       502,328
      Oppenheimer Funds            Quest Balanced Value Fund                             n/a       403,921
      ING                          International Value Fund                              n/a       179,942
                                                                                                ----------
                                                                                                 5,953,113

                                   OTHER:
*     Plan participants            Participant Loans (interest
                                   rates from 5.00% to 10.50%)                           --        206,670
                                                                                                ----------

                                   Total assets held for investment                             $8,009,381
                                                                                                ==========

   *   Represents a party-in-interest.
  **   All investments are participant or beneficiary directed with respect to assets allocated to his or her account and therefore cost presentation is not required.

                                                      10


                               SIGNATURES


      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   LANDAUER, INC. 401(k) RETIREMENT
                                   SAVINGS PLAN


Date  July 1, 2005                 By   /s/ James M. O'Connell
                                        ----------------------------
                                        James M. O'Connell
                                        Vice President, Treasurer
                                        and Secretary
                                        (Principal Financial and
                                        Accounting Officer)

                              EXHIBIT INDEX


EXHIBIT
  NO.      DESCRIPTION
------     -----------

23.1       Consent of Independent Registered Public Accounting Firm






























































                                   12